SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2014

IBERIABANK CORPORATION

(Exact name of Registrant as Specified in Charter)

Louisiana	0-25756	72-1280718
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Congress Street, Lafayette, Louisiana 70501

(Address of Principal Executive Offices)

(337) 521-4003

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On December 7, 2014, IBERIABANK Corporation (“IBKC”), the holding company for IBERIABANK, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Georgia Commerce Bancshares, Inc. (“GCBS”), the holding company for Georgia Commerce Bank, Atlanta, Georgia. Under the Merger Agreement, GCBS will merge with and into the IBKC (the “Merger”) after which Georgia Commerce Bank will merge with and into IBERIABANK. Each outstanding share of GCBS’s common stock is to be converted into the right to receive 0.6134 of a share of IBKC common stock at the effective time of the Merger (the “Exchange Ratio”), plus cash in lieu of any fractional share interest. The Exchange Ratio will be adjusted if the per share market price of IBKC common stock on the NASDAQ Global Select Market during the prescribed measurement period prior to the Merger falls below $58.69 or rises above $71.73, pursuant to the formula set forth in Merger Agreement. On the closing date, all unexercised GCBS stock options and warrants, whether or not vested, will be cashed out in connection with the transaction pursuant to the formula set forth in the Merger Agreement.

The directors and certain executive officers of GCBS have entered into support agreements concurrent with the execution of the Merger Agreement (collectively, the “Support Agreements”). The Support Agreements provide that each director and certain executive officers of GCBS will vote his or her shares (other than shares held in a fiduciary capacity) in favor of approval of the Merger Agreement. The Support Agreements also restrict the transfer of the individual’s GCBS shares during the period between signing and the completion of the Merger.

The Merger Agreement contains usual and customary representations and warranties that IBKC and GCBS made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between IBKC and GCBS, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between IBKC and GCBS rather than establishing matters as facts.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference in its entirety. The related press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement has been approved by the boards of directors of each of IBKC and GCBS. The closing of the Merger is subject to the required approval of GCBS’s shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by IBKC with respect to the stock to be issued in the transaction, and other customary closing conditions.

Item 7.01	Regulation FD Disclosure

IBKC has posted on the “Investor Relations” page of its internet website (www.iberiabank.com) supplemental information related to its proposed merger with GCBS. A copy of the supplemental information is furnished as Exhibit 99.2 to this Current Report on Form 8-K. The foregoing description is qualified in its entirety by reference to such exhibit. IBKC is not undertaking any obligation to update this presentation.

Item 9.01	Financial Statements and Exhibits

Exhibit 2.1	-	Merger Agreement, dated December 7, 2014, between IBKC and GCBS.

Exhibit 99.1	-	Press Release dated December 8, 2014, announcing the Merger Agreement with GCBS.

Exhibit 99.2	-	Supplemental Information dated December 8, 2014—furnished pursuant to 7.01 as part of this Current Report on Form 8-K and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.

Caution About Forward-Looking Statements.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the proposed merger, the expected returns and other benefits of the proposed mergers with GCBS, Old Florida Bancshares, Inc. and Florida Bank Group, Inc. to shareholders, expected improvement in operating efficiency resulting from proposed mergers, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the mergers on IBKC’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the merger transactions may not be timely completed, if at all; that prior to completion of the merger transactions or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the merger transactions; diversion of management time to merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in IBKC’s Form 10-K for the fiscal year ended December 31, 2013, and Forms 10-Q for the quarters ended March 31, 2014, June 30, 2014, September 30, 2014 and other documents subsequently filed by IBKC with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither IBKC nor GCBS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report, the exhibits thereto or any related documents, IBKC and GCBS claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

This communication is being made in respect of the proposed merger transaction involving IBKC and GCBS. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, IBKC will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the shareholders of GCBS. IBKC also plans to file other documents with the SEC regarding the proposed merger transaction with GCBS and the pending mergers with Old Florida Bancshares, Inc. and Florida Bank Group, Inc. GCBS will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about IBKC and GCBS, will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from IBKC’s website (http://www.iberiabank.com).

IBKC and GCBS, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of GCBS in respect of the proposed merger transaction. Information regarding the directors and executive officers of IBKC is set forth in the definitive proxy statement for IBKC’s 2014 annual meeting of shareholders, as filed with the SEC on April 7, 2014, and in Forms 3, 4 and 5 filed with the SEC by its officers and directors. Information regarding the directors and executive officers of GCBS who may be deemed participants in the solicitation of the shareholders of GCBS in connection with the proposed transaction will be included in the proxy statement/prospectus for GCBS’s special meeting of shareholders, which will be filed by IBKC with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, hereunto duly authorized.

IBERIABANK CORPORATION

DATE: December 8, 2014	By:	/s/ Daryl G. Byrd
Daryl G. Byrd
President and Chief Executive
Officer

EXHIBIT INDEX

Exhibit Number

2.1	Merger Agreement between IBKC and GCBS dated December 7, 2014.

99.1	Press Release dated December 8, 2014, announcing the Merger Agreement with GCBS.

99.2	Supplemental Information dated December 8, 2014—furnished pursuant to 7.01 as part of this Current Report on Form 8-K and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section.